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Exhibit 3.4

AMENDMENTS TO BYLAWS

        1.    Section 2.2 of the Company's bylaws is amended to read in its entirety as follows:

          Section 2.2    Number.    Subject to the provisions of the Articles of Incorporation, the number of directors shall be fixed from time to time by resolution adopted by a majority of the entire Board of Directors.

        2.    Section 4.8 of the Bylaws is amended to read in its entirety as follows:

          Section 4.8    Removal of an Officer.    The Board may remove any officer at any time, with or without cause. The removal of an officer shall be without prejudice to any right or obligation that may exist under any written employment agreement between the removed officer and the Corporation.

        3.    Article V of the Articles of Incorporation is amended to read in its entirety as follows:

ARTICLE V
Board of Directors

        The number of directors of the Corporation which shall constitute the entire Board of Directors shall not be less than three directors. The exact number of directors shall be fixed from time to time by resolution adopted by a majority of the entire Board of Directors. Each director shall hold office until the next annual meeting of shareholders following his or her election and until his or her successor is duly elected and qualified; provided that any director who was elected for a three-year term under a prior version of this Article V shall continue to hold office for the balance of the term for which he or she was elected and until his or her successor is duly elected and qualified.

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  Exhibit 3.4